CORRESP
HOME BANCORP, INC.
503 Kaliste Saloom Road
Lafayette, Louisiana 70508
(337) 237-1960

August 25, 2022

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: David Lin, Esq.

Re:    Home Bancorp, Inc.
    Registration Statement on Form S-4
    File No. 333-266819

Ladies and Gentlemen:

    Pursuant to Rule 461 under the Securities Act of 1933, as amended, Home Bancorp, Inc. (the “Company”) hereby requests that the above captioned Registration Statement be declared effective on Tuesday, August 30, 2022, at 1:00 p.m., Eastern time, or as soon thereafter as is practicable.

    Please contact our counsel, Hugh Wilkinson of Silver, Freedman, Taff & Tiernan LLP at 202-295-4530 should you have any questions with respect to this request and to confirm effectiveness of the Registration Statement.

                    Very truly yours,

                    HOME BANCORP, INC.

                    By:    /s/ John W. Bordelon
                        John W. Bordelon
                        Chairman, President and Chief Executive Officer